Unaudited Condensed Consolidated Interim Financial Statements

(In US dollars)

HUDBAY MINERALS INC.

For the three and six months ended June 30, 2023 and 2022

HUDBAY MINERALS INC.
Condensed Consolidated Interim Balance Sheets (Unaudited and in thousands of US dollars)

		Jun. 30,	Dec. 31,
	Note	2023	2022
Assets
Current assets
Cash and cash equivalents		$179,734	$225,665
Trade and other receivables	7	89,544	113,182
Inventories	8	220,481	155,012
Prepaid expenses and other current assets		15,467	20,106
Other financial assets	9	22,408	1,063
Taxes receivable		12,379	9,153
		540,013	524,181
Receivables	7	13,812	13,329
Inventories	8	40,963	50,725
Other financial assets	9	10,154	9,799
Intangibles and other assets	10	47,042	49,841
Property, plant and equipment	11	4,385,051	3,552,430
Goodwill	5	66,569	-
Deferred tax assets		138,536	125,638
		$5,242,140	$4,325,943
Liabilities
Current liabilities
Trade and other payables		$227,980	$211,467
Taxes payable		11,757	4,051
Other liabilities	12	27,707	46,806
Other financial liabilities	13	12,463	33,301
Gold prepayment liability	14	57,107	71,208
Lease liabilities	15	30,915	16,156
Current portion of long-term debt	16	144,981	-
Deferred revenue	17	88,460	64,658
		601,370	447,647
Other financial liabilities	13	52,930	52,446
Gold prepayment liability	14	12,828	-
Lease liabilities	15	69,329	44,863
Long-term debt	16	1,225,701	1,184,162
Deferred revenue	17	360,143	404,880
Pension obligations		2,913	3,262
Other employee benefits		95,244	86,340
Environmental and other provisions	18	312,131	279,240
Deferred tax liabilities		400,605	251,294
		3,133,194	2,754,134
Equity
Share capital	20b	2,217,438	1,780,774
Reserves		31,418	26,538
Retained earnings		(246,886)	(235,503)
Equity attributable to owners of the Company		2,001,970	1,571,809
Non-controlling interest		106,976	-
		$5,242,140	$4,325,943
Commitments (note 23)

HUDBAY MINERALS INC.
Condensed Consolidated Interim Income Statements (Unaudited and in thousands of US dollars, except per share amounts)

	Note	Three months ended June 30,		Six months ended June 30,
		2023	2022	2023	2022
Revenue	6a	$312,166	$415,454	$607,385	$794,073
Cost of sales
Mine operating costs		200,603	238,635	361,887	450,895
Depreciation and amortization	6b	88,670	87,305	156,092	168,396
		289,273	325,940	517,979	619,291

Gross profit		22,893	89,514	89,406	174,782
Selling and administrative expenses		8,600	1,621	17,746	13,462
Exploration expenses		5,319	8,986	13,561	27,616
Other expenses (income)	6c	13,894	(1,303)	18,853	7,745
Re-evaluation adjustment - environmental provision	18	(4,692)	(60,677)	(12,932)	(140,533)
Impairment - Arizona	6e	-	94,956	-	94,956
Results from operating activities		(228)	45,931	52,178	171,536
Net interest expense on long term debt	6d	17,800	16,911	34,807	33,809
Accretion on streaming arrangements	6d	6,596	7,357	13,097	12,193
Change in fair value of financial instruments	6d	(87)	(6,418)	5,510	798
Other net finance costs	6d	6,194	6,577	12,065	14,371
Net finance expense		30,503	24,427	65,479	61,171
(Loss) profit before tax		(30,731)	21,504	(13,301)	110,365
Tax (recovery) expense	19	(15,799)	(10,639)	(3,826)	14,407
(Loss) profit for the period		$(14,932)	$32,143	$(9,475)	$95,958

Attributable to:
Owners of the Company		(14,932)	32,143	(9,475)	95,958
Non-controlling interest		-	-	-	-
(Loss) profit for the period		$(14,932)	$32,143	$(9,475)	$95,958

(Loss) profit per share
Basic and diluted		$(0.05)	$0.12	$(0.04)	$0.37

Weighted average number of common shares outstanding:
Basic	21	272,228,447	261,887,203	267,157,797	261,788,780
Diluted	21	272,228,447	262,250,995	267,157,797	262,257,603

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Cash Flows (Unaudited and in thousands of US dollars)

	Note	Three months ended June 30,		Six months ended June 30,
		2023	2022	2023	2022
Cash generated from operating activities:
(Loss) profit for the period		$(14,932)	$32,143	$(9,475)	$95,958
Tax (recovery) expense	19	(15,799)	(10,639)	(3,826)	14,407
Items not affecting cash:
Depreciation and amortization	6b	88,987	87,648	156,739	169,181
Share-based compensation		705	(7,618)	1,900	(4,315)
Net finance expense	6d	30,503	24,427	65,479	61,171
Inventory adjustments	8	906	1,933	906	1,472
Amortization of deferred revenue and variable consideration	6a	(18,175)	(19,191)	(34,032)	(47,410)
Pension and other employee benefit payments, net of accruals		807	244	3,881	(464)
Re-evaluation adjustment - environmental obligation	18	(4,692)	(60,677)	(12,932)	(140,533)
Impairment - Arizona	5i	-	94,956	-	94,956
Decommissioning and restoration payments		(215)	(4,888)	(1,119)	(8,229)
Other	24a	(3,553)	(4,860)	(8,413)	(9,474)
Taxes paid		(8,664)	(9,567)	(17,622)	(25,756)
Operating cash flow before changes in non-cash working capital		55,878	123,911	141,486	200,964
Change in non-cash working capital	24b	(31,321)	41,695	(45,650)	27,949
		24,557	165,606	95,836	228,913
Cash used in investing activities:
Acquisition of property, plant and equipment	3	(65,862)	(78,503)	(130,814)	(130,625)
Community agreements	3	(2,733)	(370)	(4,645)	(4,142)
Cash and cash equivalents acquired in Copper Mountain acquisition, net of cash paid	5	10,689	-	10,689	-
Net (purchase) sale of investments		-	(331)	53	(331)
Proceeds from disposition of property, plant and equipment		512	-	650	-
Interest received		1,473	350	3,070	512
		(55,921)	(78,854)	(120,997)	(134,586)
Cash used in financing activities:
Proceeds from drawdown of revolving credit facility	16b	-	-	40,000	-
Interest paid on long-term debt		(31,875)	-	(31,875)	(31,875)
Financing costs		(3,023)	(2,955)	(6,156)	(6,106)
Lease payments	15	(5,067)	(9,955)	(10,431)	(19,818)
Gold prepayment repayments	14	-	(18,566)	(6,428)	(37,189)
Deferred Rosemont acquisition payment		(5,000)	(10,000)	(5,000)	(10,000)
Net proceeds from exercise of stock options		30	6	108	874
Share issuance cost		(188)	-	(188)	-
Dividends paid	20b	-	-	(1,908)	(2,075)
		(45,123)	(41,470)	(21,878)	(106,189)
Effect of movement in exchange rates on cash		658	(85)	1,108	(571)
Net (decrease) increase in cash		(75,829)	45,197	(45,931)	(12,433)
Cash, beginning of the period		255,563	213,359	225,665	270,989
Cash, end of the period		$179,734	$258,556	$179,734	$258,556

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Comprehensive Profit (Loss) (Unaudited and in thousands of US dollars)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
(Loss) profit for the period	$(14,932)	$32,143	$(9,475)	$95,958

Other comprehensive income:
Item that will be reclassified subsequently to profit or loss:
Recognized directly in equity:
Net gain (loss) on translation of foreign currency balances	6,489	(7,803)	6,625	(4,495)
	6,489	(7,803)	6,625	(4,495)

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Gold prepayment revaluation	(203)	990	(188)	1,165
Tax effect	54	(262)	50	(308)
Remeasurement - actuarial (loss) gain	(906)	12,611	(2,151)	30,628
Tax effect	(77)	979	(347)	1,769
	(1,132)	14,318	(2,636)	33,254

Other comprehensive income net of tax, for the period	5,357	6,515	3,989	28,759

Attributable to:
Owners of the Company	$(9,575)	$38,658	$(5,486)	$124,717
Non-controlling interests	-	-	-	-
Total comprehensive (loss) income for the period	$(9,575)	$38,658	$(5,486)	$124,717

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Changes in Equity (Unaudited and in thousands of US dollars)

	Share capital (note 20)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total equity
Balance, January 1, 2022	$1,778,848	$57,328	$2,907	$(60,417)	$(301,838)	$1,476,828
Profit	-	-	-	-	95,958	95,958
Other comprehensive (loss) income	-	-	(4,495)	33,254	-	28,759
Total comprehensive (loss) income	-	-	(4,495)	33,254	95,958	124,717

Transactions with owners:
Dividends (note 20b)	-	-	-	-	(2,075)	(2,075)
Stock options	-	779	-	-	-	779
Issuance of shares related to stock options redeemed	1,344	(470)	-	-	-	874
Total transactions with owners	1,344	309	-	-	(2,075)	(422)

Balance, June 30, 2022	$1,780,192	$57,637	$(1,588)	$(27,163)	$(207,955)	$1,601,123
Loss	-	-	-	-	(25,576)	(25,576)
Other comprehensive (loss) income	-	-	(13,171)	9,957	-	(3,214)
Total comprehensive (loss) income	-	-	(13,171)	9,957	(25,576)	(28,790)

Transactions with owners:
Dividends (note 20b)	-	-	-	-	(1,972)	(1,972)
Stock options	-	1,069	-	-	-	1,069
Issuance of shares related to stock options redeemed	582	(203)	-	-	-	379
Total transactions with owners	582	866	-	-	(1,972)	(524)

Balance, December 31, 2022	$1,780,774	$58,503	$(14,759)	$(17,206)	$(235,503)	$1,571,809

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Changes in Equity (Unaudited and in thousands of US dollars)

	Share capital (note 20)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total	Non- controlling interests (note 5)	Total equity
Balance, January 1, 2023	$1,780,774	$58,503	$(14,759)	$(17,206)	$(235,503)	$1,571,809	$-	$1,571,809
Loss	-	-	-	-	(9,475)	(9,475)	-	(9,475)
Other comprehensive income (loss)	-	-	6,625	(2,636)	-	3,989	-	3,989
Total comprehensive income (loss)	-	-	6,625	(2,636)	(9,475)	(5,486)	-	(5,486)

Transactions with owners:
Dividends (note 20b)	-	-	-	-	(1,908)	(1,908)	-	(1,908)
Shares issued on acquisition of Copper Mountain, net of share issuance costs (note 5)	436,499	-	-	-	-	436,499	106,976	543,475
Stock options	-	948	-	-	-	948	-	948
Issuance of shares related to stock options redeemed	165	(57)	-	-	-	108	-	108

Total transactions with owners	436,664	891	-	-	(1,908)	435,647	106,976	542,623

Balance, June 30, 2023	$2,217,438	$59,394	$(8,134)	$(19,842)	$(246,886)	$2,001,970	$106,976	$2,108,946

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2023 and 2022

1. Reporting entity

Hudbay Minerals Inc. ("HMI" or the "Company") is a company existing under the Canada Business Corporations Act. The address of the Company's principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The unaudited condensed consolidated interim financial statements ("interim financial statements") of the Company for the three and six months ended June 30, 2023 and 2022 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as "Hudbay").

Wholly owned subsidiaries as at June 30, 2023 and 2022 include HudBay Marketing & Sales Inc. ("HMS"), HudBay Peru Inc., HudBay Peru S.A.C. ("Hudbay Peru"), HudBay (BVI) Inc., Hudbay Arizona Inc, Copper World, Inc. ("Copper World") and Mason Resources (US) Inc. ("Mason"). On June 20, 2023, the Company acquired all of the issued and outstanding common shares of Copper Mountain Mining Corporation ("Copper Mountain") as part of a court-approved plan of arrangement. Copper Mountain is currently a wholly owned subsidiary of the Company and owns 75% of Copper Mountain Mine (BC) Ltd. ("CMBC"), the entity that owns the Copper Mountain mine. Mitsubishi Materials Corporation ("MMC"), an arms-length party, owns the remaining 25% interest in CMBC.

Hudbay is a diversified mining company with long-life assets in North and South America. Hudbay's operations in Cusco (Peru) produce copper with gold, silver and molybdenum by-products. Hudbay's operations in Manitoba (Canada) produce gold with copper, zinc and silver by-products. Hudbay's operations in British Columbia (Canada) produce copper with gold and silver by-products. Hudbay has an organic pipeline that includes copper development projects in Arizona and Nevada (United States), and a focused growth strategy on exploration, development, operation, and optimization of properties that Hudbay already controls, as well as other mineral assets that Hudbay may acquire that fit the Company's strategic criteria. The Company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

2. Basis of preparation

(a) Statement of compliance:

These interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and do not include all of the information required for full annual financial statements by International Financial Reporting Standards ("IFRS").

These interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2022 which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's accounting policies are presented as note 3 in the Company's audited consolidated financial statements for the year ended December 31, 2022 and have been consistently applied in the preparation of these interim financial statements, except as noted below.

As a result of the acquisition of Copper Mountain, the Company's interim financial statements also reflect  the following relevant accounting policies.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2023 and 2022

Non-controlling interests

Non-controlling interests in subsidiaries are identified separately from the Company's equity in the subsidiaries. The interests of non-controlling shareholders may be initially measured either at fair value or at the non-controlling interests' proportionate share of the fair value of the acquiree's identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests' share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Impairment of non-financial assets

Goodwill is tested for impairment annually and whenever there is an indication that the asset may be impaired.

The Company performs goodwill impairment tests on an annual basis as at December 31 each year. If the carrying value of the CGU or group of CGUs to which goodwill is assigned exceeds its recoverable amount, an impairment loss is recognized. Goodwill impairment losses are recorded in the consolidated income statements and they are not subsequently reversed.

The Board of Directors approved these interim financial statements on August 8, 2023.

(b) Use of judgements and estimates:

The preparation of the interim financial statements in conformity with IFRS requires Hudbay to make judgements, estimates and assumptions, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these judgements, estimates and assumptions. The interim financial statements reflect the judgements and estimates outlined by Hudbay in its audited consolidated financial statements for the year ended December 31, 2022, except as noted below.

- Valuation of an acquired business (note 5) - As the Company concluded that the acquisition of Copper Mountain was a business combination, a valuation was required to determine the allocation of the purchase price. The fair values of the net assets acquired were calculated using significant estimates and judgements. In particular, the fair values of the net assets, including mineral properties, other property, plant and equipment have been determined using an independent valuation involving discounted cash flow calculations and other finance models. Such calculations and models were required to estimate, amongst other items, future production, future commodity prices, operating and capital input costs, discount rates and currency rates. If estimates or judgements differed, this could result in a materially different allocation of net assets to the consolidated balance sheets and could result in a change in the amount of goodwill recognized. Changes to the preliminary values of  assets  acquired  and  liabilities  assumed,  deferred  income  taxes  and  resulting  goodwill,  if  any,  are retrospectively adjusted when the final measurements are determined if related to conditions existing at the date of acquisition (within one year of acquisition).

- Inventory valuation (note 8) - Stockpiled ore and concentrate inventory are valued at the lower of average cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future processing costs to convert the inventory into salable form and the associated selling costs. Where inventory is to be processed more than one year in the future, the estimate of net realizable value is based on a discounted cash flow projection. The determination of future sales price, processing and selling costs requires assumptions that may impact the stated value of inventory. Because the low grade inventory net realizable value measurement involves discounting, any significant changes in the projected timing of processing of the stockpile could result in significant impairment charges or reversals.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2023 and 2022

(c) Estimation uncertainty:

The Company has assessed the broad implications of economic uncertainty including but not limited to inflation and higher interest rates, political instability in Peru and broadly as a result of Russia's invasion of Ukraine, as well as the lingering impact of the novel coronavirus pandemic, on its condensed consolidated interim financial statements. As at June 30, 2023, management has determined that the Company's ability to execute its medium and longer term plans and the economic viability of its assets, including the carrying value of its long-lived assets and inventory valuations, are not materially impacted.

In making this judgment, the Company has assessed various criteria including, but not limited to, existing laws, regulations, orders, disruptions and potential disruptions in our supply chain, disruptions in the markets for our products, commodity prices and foreign exchange prices and the actions that the Company has taken at its operations to protect the health and safety of its workforce and local community.

3. Reclassification of comparative amounts

Certain prior period amounts have been reclassified for consistency with the current period presentation. Community agreement payments were previously included within acquisition of property, plant and equipment in the investing activities section of the condensed consolidated interim statements of cash flows and has now been reclassified to its own line within investing activities. This reclassification had no effect on the previously reported cash used in investing activities.

4. New standards

New standards and interpretations adopted

(a) Amendment to IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements

The amendments to IAS 1 amendments help companies provide useful accounting policy disclosures. The adoption of the new standard effective January 1, 2023 did not impact the interim financial statements of the Company.

New standards issued but not yet effective

(b) Amendment to IAS 1 - Presentation of Financial Statements

The amendments to IAS 1 clarify that only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. In addition, an entity has to disclose information in the notes that enables users of financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months. Classification is unaffected by the expectations that the entity will exercise its right to defer settlement of a liability. Lastly, the amendments clarify that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets. The amendments are effective for annual periods beginning on or after January 1, 2024. Earlier application is permitted. The Company has not yet determined the effect of adoption of this amendment on its consolidated financial statements.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2023 and 2022

5. Acquisition of Copper Mountain Mining Corporation

On June 20, 2023, Hudbay acquired all of the issued and outstanding common shares of Copper Mountain, as part of a court-approved plan of arrangement. Copper Mountain is currently a wholly owned subsidiary of the Company and owns 75% of CMBC, the entity that owns the Copper Mountain mine. MMC owns the remaining 25% interest in CMBC as a non-controlling interest.

In doing so, Hudbay obtained control of Copper Mountain on June 20, 2023.

Management determined that the assets and processes comprised a business and therefore accounted for the transaction as a business combination, using the acquisition method of accounting.

Consideration transferred:

The purchase consideration paid by Hudbay was for 100% of the net assets of Copper Mountain and their 100% owned subsidiaries ("100% owned entities") and a 75% ownership in CMBC. The aggregate preliminary purchase consideration for the acquired assets, net of the liabilities assumed is as follows:

Equity instruments (84,165,617 common shares)	$436,687
Cash	3,794
Consideration transferred - June 20, 2023	$440,481

The fair value of the common shares issued was based on Hudbay's listed share price of C$6.87 at the June 20, 2023 acquisition date. Immediately prior to the acquisition, Copper Mountain settled its outstanding restricted share units and performance share units through the issuance of shares and settled its stock options for replacement Hudbay options that were immediately settled in cash.

Hudbay incurred acquisition related costs of $6,752 during the second quarter of 2023, mainly relating to external legal and advisory fees and due diligence costs, which were recorded in other expense in the condensed consolidated interim income statements. Transaction costs incurred by Copper Mountain were accrued prior to the acquisition date and were expensed in their pre-acquisition records. In addition, Hudbay incurred share issuance costs of $188 and presented these as a deduction from share capital.

Identifiable assets acquired and liabilities assumed:

The fair value of the net assets was determined using a combination of market, income and cost methods. The fair value of the 75% equity interest in CMBC was determined by first computing the equity value of the 100% owned entities and subtracting this from the consideration paid by Hudbay and then grossing up the remainder to determine the implied consideration for a 100% equity interest in CMBC. The fair value of the non-controlling interest was then computed at a 25% equity interest.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2023 and 2022

The following presents the preliminary allocation of the purchase price, resulting in recognized fair value amounts of identifiable assets acquired and liabilities assumed as follows:

Fair value of net assets acquired / (liabilities) assumed	Preliminary
Cash and cash equivalent	$14,483
Trade and other receivables	19,110
Inventories	47,875
Prepaid expenses	3,096
Other financial assets	8,495
Plant and equipment	434,419
Mineral properties	383,000
Inventories - low grade stockpile	6,000
Trade and other payables	(77,111)
Advances from Hudbay	(3,421)
Lease liabilities	(44,167)
Long-term debt	(144,981)
Environmental and other provisions	(12,702)
Deferred tax liabilities	(153,208)
Total fair value of net identifiable assets acquired	$480,888

The fair values allocated to assets acquired and liabilities assumed are preliminary, and are subject to adjustment based on further analysis and evaluation over the course of the measurement period, which will not exceed twelve months from the acquisition date. Where preliminary values are used in accounting for a business combination, they may be materially adjusted retrospectively in subsequent periods. In particular, the Company will continue to evaluate new information about the facts and circumstances that existed as of the acquisition date pertaining to the fair value of property, plant and equipment, low grade stockpile, mineral properties, goodwill, reclamation provisions and deferred income and mining tax liabilities.

The fair values of mineral properties, low grade stockpile and other property, plant and equipment have been determined based on an independent valuation, using a combination of market, income and cost methods. In particular, the fair values of the mineral properties and low grade stockpile have been calculated using significant judgements and estimates.

Trade receivables acquired as part of the acquisition have a fair value of $8,764 which is equal to their gross contractual value. Other receivables acquired have a fair value of $10,346 million which is equal to their gross contractual value. Trade and other receivables are expected to be collected during the next 12 months.

Hudbay provided advances to Copper Mountain prior to the acquisition date, which have been recorded as a purchaser loan.

Hudbay recognized goodwill as a result of the acquisition as follows:

Total consideration transferred	$440,481
Non-controlling interest	106,976
Less: value of net identifiable assets acquired	(480,888)
Goodwill upon acquisition at June 20, 2023	$66,569

The goodwill balance arose from the requirement to record deferred income tax liabilities measured at the tax effect of the difference between the fair values of the assets acquired and liabilities assumed and their tax bases. None of the goodwill recognized is expected to be deductible for income tax purposes.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2023 and 2022

The results of operations have been consolidated with those of the Company from the date of acquisition and included in the British Columbia operating segment, however, second quarter 2023 loss was not materially affected as Copper Mountain had no revenues or corresponding cost of sales recorded during the 10 day stub period from the date of acquisition to the end of the second quarter. Had the business combination been effected at January 1, 2023, revenue and net loss contributed from the acquisition of Copper Mountain for the six months ended June 30, 2023, would have been $132,227 and a loss of $40,260, respectively.

6. Revenue and expenses

(a) Revenue

Hudbay's revenue by significant product types:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Copper	$205,719	$230,752	$369,961	$439,741
Zinc	20,248	88,741	40,090	155,167
Gold	75,889	90,318	150,815	157,870
Silver	7,241	8,906	13,542	15,527
Molybdenum	16,845	8,999	35,807	18,193
Other	-	1,980	239	4,417
Revenue from contracts	325,942	429,696	610,454	790,915
Non-cash streaming arrangement items [1]
Amortization of deferred revenue - gold	7,882	9,960	13,274	23,162
Amortization of deferred revenue - silver	10,293	9,231	15,873	21,003
Amortization of deferred revenue - variable consideration adjustments - prior periods	-	-	4,885	3,245
	18,175	19,191	34,032	47,410
Pricing and volume adjustments [2]	(5,281)	(18,400)	8,064	(17,136)
	338,836	430,487	652,550	821,189
Treatment and refining charges	(26,670)	(15,033)	(45,165)	(27,116)
	$312,166	$415,454	$607,385	$794,073

1 See note 17.

2 Pricing and volume adjustments represent mark-to-market adjustments on initial estimate of provisionally priced sales, realized and unrealized changes to fair value of non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2023 and 2022

Consideration from the Company's stream agreements is considered variable (note 17). Gold and silver stream revenue can be subject to cumulative adjustments when the amount of precious metals to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2023, the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a variable consideration adjustment was made for all prior year stream revenues since the stream agreement inception date. This variable consideration adjustment resulted in an increase of revenue of $4,885 for the six months ended June 30, 2023 (June 30, 2022 - increase of revenue of $3,245).

    (b) Depreciation and amortization

Depreciation of PP&E and amortization of intangible assets are reflected in the condensed consolidated interim income statements as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Cost of sales	$88,670	$87,305	$156,092	$168,396
Selling and administrative expenses	317	343	647	785
	$88,987	$87,648	$156,739	$169,181

  (c) Other expenses (income)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Regional costs	$1,003	$858	$2,072	$2,077
Loss (gain) on disposal of PP&E	821	(199)	890	(731)
Amortization of community costs (other assets)	354	695	694	1,257
Copper Mountain related acquisition costs (note 5)	6,752	-	6,752	-
Restructuring - Manitoba	-	3,662	-	4,410
Care & maintenance - Manitoba	4,612	-	8,607	-
Evaluation costs	16	716	107	7,752
Insurance recovery	-	(5,698)	-	(5,698)
Other	336	(1,337)	(269)	(1,322)
	$13,894	$(1,303)	$18,853	$7,745

The Flin Flon concentrator and tailings impoundment has been shifted to care and maintenance to provide optionality should another mineral discovery occur in the Flin Flon area. During the three and six months ended June 30, 2023, care & maintenance costs were $4,612 and $8,607, respectively.

During the first half of 2022, there were costs incurred related to the restructuring of the Manitoba operations in preparation for the closure of 777 mine of $4,410. These costs were related to activities performed in advance of the mine's expected closure in June 2022.

In June 2022, a gain of $5,698 was recorded to reflect the insurance recovery claim proceeds following a shaft incident at 777 in October 2020. The proceeds were received during the second half of 2022.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2023 and 2022

(d) Net finance expense

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Net interest expense on long-term debt
Net interest expense on long-term debt	$17,800	$16,911	$34,807	$33,809
Accretion on streaming arrangements (note 17)
Additions	6,596	7,357	13,193	14,720
Variable consideration adjustments - prior periods	-	-	(96)	(2,527)
	6,596	7,357	13,097	12,193
Change in fair value of financial assets and liabilities at fair value through profit or loss
Gold prepayment liability (note 14)	(1,130)	(7,043)	4,967	2,065
Investments	1,043	625	543	(1,267)
	(87)	(6,418)	5,510	798
Other net finance costs
Net foreign exchange loss (gain)	1,438	(2,227)	1,744	(721)
Accretion on community agreements measured at amortized cost	791	562	1,554	1,172
Accretion on environmental provisions	2,214	1,997	4,618	3,889
Accretion on Wheaton refund liability	139	125	278	247
Withholding taxes	1,576	1,457	2,981	3,020
Loss on disposal of investments	-	3,132	652	3,132
Other finance expense	1,635	1,819	3,365	4,022
Interest income	(1,599)	(288)	(3,127)	(390)
	6,194	6,577	12,065	14,371
Net finance expense	$30,503	$24,427	$65,479	$61,171

Other finance expense relates primarily to standby fees on Hudbay's revolving credit facilities and leases.

  (e) Impairment loss

As a result of the Copper World Complex preliminary economic assessment released in June 2022, which contemplates the mining of the Copper World deposits and the Rosemont deposit in a two-phase mine plan, it was determined that certain capitalized costs and assets associated with the previous stand-alone development plan for the Rosemont deposit are no longer recoverable. As a result, during the second quarter of 2022, the Company recognized a pre-tax impairment loss of $94,956 related to these assets. The impairment loss was determined based on the specific identification of assets that are not expected to be recoverable under the Copper World Complex PEA. The Company presented the impairment losses within the Arizona segment in note 25. The fair value measurements used in the determination of impairment charges are categorized as level 2 based on the degree to which inputs are observable and have a significant effect on the recorded fair value.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2023 and 2022

7. Trade and other receivables

	Jun. 30, 2023	Dec. 31, 2022
Current
Trade receivables	$46,880	$84,096
Statutory receivables	26,894	25,544
Other receivables	15,770	3,542
	89,544	113,182
Non-current
Taxes receivable	13,812	13,329
	$103,356	$126,511

8. Inventories

	Jun. 30, 2023	Dec. 31, 2022
Current
Stockpile	$54,873	$26,235
Finished goods	81,659	68,029
Materials and supplies	83,949	60,748
	220,481	155,012
Non-current
Stockpile	25,847	42,785
Low grade stockpile[1]	6,000	-
Materials and supplies	9,116	7,940
	40,963	50,725
	$261,444	$205,737

1Stockpile of inventory that is not expected to be processed until the end of the Copper Mountain mine life.

The cost of inventories recognized as an expense, including depreciation, and included in cost of sales amounted to $265,555 and $470,465 for the three and six months ended June 30, 2023 (three and six months ended June 30, 2022 - $287,272 and $549,448).

During the three and six months ended June 30, 2023, Hudbay recognized an expense of $906 in cost of sales related to adjustments of the carrying value of certain long term inventory supplies (three and six months June 30, 2022 - $1,933 and $1,472).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2023 and 2022

9. Other financial assets

	Jun. 30, 2023	Dec. 31, 2022
Current
Derivative assets	$14,618	$577
Reclamation bonds	644	-
Restricted cash	7,146	486
	22,408	1,063

Non-current
Investments at fair value through profit or loss	8,785	9,799
Reclamation bonds	1,369	-
	10,154	9,799
	$32,562	$10,862

The increase in derivative assets is the result of unrealized gains in copper and zinc fixed for floating swaps and costless copper collars following a decline in base metal prices during the second quarter of 2023. See note 22b.

Restricted cash is primarily related to a debt service reserve account used to satisfy the $5.0 million semi-annual principal installment and interest payments under the Bonds (note 16).

The Company has $2,013 in reclamation bonds with the Government of British Columbia in support of reclamation liabilities at the Copper Mountain mine site. The Company receives interest on these bonds.

10. Intangibles and other assets

Intangibles and other assets of $47,042 (December 31, 2022 - $49,841) includes $42,861 of other assets (December 31, 2022 - $45,074) and $4,181 of intangibles (December 31, 2022 - $4,767).

Other assets represent the carrying value of certain future community costs that relate to agreements with communities near the Peru operations which allow Hudbay to extract or explore minerals over the useful life of Peru operations. The liability remaining for these costs is recorded in agreements with communities recorded at amortized cost (note 13). Amortization of the carrying amount is recorded in the condensed consolidated interim income statements within other expenses (note 6c) or exploration expenses, depending on the nature of the agreement.

Intangibles mainly represent computer software costs.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2023 and 2022

11. Property, plant and equipment

Jun. 30, 2023	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$77,338	$-	$77,338
Capital works in progress	832,040	-	832,040
Mining properties	2,529,164	(1,065,790)	1,463,374
Plant and equipment	3,403,395	(1,505,219)	1,898,176
Plant and equipment-ROU Assets[1]	257,494	(143,371)	114,123
	$7,099,431	$(2,714,380)	$4,385,051

Dec. 31, 2022	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$75,981	$-	$75,981
Capital works in progress	778,851	-	778,851
Mining properties	1,952,814	(891,803)	1,061,011
Plant and equipment	2,742,617	(1,181,209)	1,561,408
Plant and equipment - ROU Assets[1]	202,437	(127,258)	75,179
	$5,752,700	$(2,200,270)	$3,552,430

1 Includes $5,493 of capital works in progress - ROU assets (cost) that relate to the Arizona segment (December 31, 2022 - $5,413 related to the Arizona segment).

An indicator of impairment was identified in the three months ended March 31, 2023 as a result of an updated life of mine ("LOM") plan for Peru, which included updated costs reflecting recently experienced inflationary pressures. As such, management determined that a detailed impairment evaluation as at March 31, 2023 was required for the Peru CGU.

For the impairment test completed at March 31, 2023, Fair Value Less Cost of Disposal, ("FVLCD") was used to determine the recoverable amount since it is higher than value in use. FVLCD was calculated using discounted after-tax cash flows based on cash flow projections and assumptions in Hudbay's most current LOM. The fair value measurement in its entirety is categorized as Level 3 based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value.

LOM plans are based on optimized mine and processing plans and the assessment of capital expenditure requirements of a mine site. LOM plans incorporate management's best estimates of key assumptions which are discount rates, future commodity prices, production based on current estimates of recoverable reserves, future operating and capital costs, value of mineral resources not included in the LOM plan and future foreign exchange rates. The cash flows are for periods up to the date that production is expected to cease, which is 16 years for the Peru CGU.

The discount rate was based on the CGU's weighted average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. Cost of equity was calculated based on the capital asset pricing model, incorporating the risk-free rate of return based on the US Government's marketable bond yields as at the valuation date, the Company's beta coefficient adjustment to the market equity risk premium based on the volatility of the Company's return in relation to that of a comparable market portfolio, plus a country risk premium, size premium and company-specific risk factor. Cost of debt was determined by applying an appropriate market indication of the Company's borrowing capabilities and the corporate income tax rate applicable to the segment's jurisdiction. A real discount rate of 7.00% for the Peru CGU was used to calculate the estimated after- tax discounted future net cash flows, commensurate with its individual estimated level of risk.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2023 and 2022

Commodity prices used in the impairment assessment were determined by reference to external market participant sources. The key commodity price for this assessment is the price of copper. Where applicable to each of the Group's CGUs, the cash flow calculations were based on estimates of future production levels applying forecasts for metal prices, which included forecasts for each year from 2023 to 2027 and long-term forecasts for years beginning in 2028. The cash flow calculations utilized a copper price of $3.75/lb starting in 2023. The cash flow calculations utilized a long-term copper price of $3.75/lb, and capital, operating and reclamation costs based on the most current LOM plans. A value of $210,000 was utilized to estimate the value of mineral resources not included in the LOM plan.

Expected future cash flows used to determine the FVLCD used in the impairment testing are inherently uncertain and could materially change over time. Should management's estimate of the future not reflect actual events, impairments may be identified. This may have a material effect on the Company's financial statements. Although it is reasonably possible for a change in key assumptions to occur, the possible effects of a change in any single assumption may not fairly reflect the impact on a CGU's fair value as the assumptions are inextricably linked. For example, a decrease in the assumed price of long-term copper could result in amendments to the mine plans which would partially offset the effect of lower prices. It is difficult to determine how all of these factors would interrelate; however, in deriving a recoverable amount, management believes all of these factors need to be considered. As of March 31, 2023, a reasonably possible change in one of the key assumptions, all else being equal, may cause the carrying value to exceed the recoverable amount.

Management determined that the fair value less cost to dispose exceeded the carrying value of the Peru CGU, accordingly no impairment was recorded.

12. Other liabilities

	Jun. 30, 2023	Dec. 31, 2022

Advances from customers	$-	$15,086
Environmental and other provisions (note 18)	20,126	24,091
Pension liability	4,053	4,146
Other employee benefits	3,528	3,483
	$27,707	$46,806

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2023 and 2022

13. Other financial liabilities

	Jun. 30, 2023	Dec. 31, 2022
Current
Derivative liabilities	$325	$17,995
Deferred Rosemont acquisition consideration	5,000	9,713
Agreements with communities recorded at amortized cost	7,138	5,593
	12,463	33,301

Non-current
Deferred Rosemont acquisition consideration	9,434	9,163
Agreements with communities recorded at amortized cost	37,034	36,900
Wheaton refund liability (note 17)	6,462	6,383
	52,930	52,446
	$65,393	$85,747

Agreements with communities recorded at amortized cost relate to agreements with communities near the Constancia operation which allow Hudbay to extract minerals over the useful life of the Constancia operation, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region.

14. Gold prepayment liability

Gold prepayment liabilities are reflected in the condensed consolidated interim balance sheets as follows:

	Jun. 30, 2023	Dec. 31, 2022
Current	$57,107	$71,208
Non-current	12,828	-
	$69,935	$71,208

The following table summarizes changes in the gold prepayment liability:

Balance, January 1, 2022	$140,008
Change in fair value recorded in profit or loss	3,426
Change in fair value recorded in other comprehensive income	(512)
Repayments	(71,714)
Balance, December 31, 2022	$71,208
Change in fair value recorded in income statement (note 6d)	4,967
Change in fair value recorded in other comprehensive income	188
Repayments	(6,428)
Balance, June 30, 2023	$69,935

During the first quarter of 2023, Hudbay renegotiated its agreements with various financial institutions and deferred eight months of scheduled gold deliveries. Deliveries of the outstanding 37,500 gold ounces under the new agreements will resume in monthly amounts starting in October 2023 until August 2024.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2023 and 2022

15. Lease liability

Balance, January 1, 2022	$78,002
Additional capitalized leases	27,984
Lease payments	(35,770)
Derecognized leases	(8,918)
Accretion and other movements	(279)
Balance, December 31, 2022	$61,019
Acquired through the acquisition of Copper Mountain (note 5)	44,166
Additional capitalized leases	4,708
Lease payments	(10,431)
Accretion and other movements	782
Balance, June 30, 2023	$100,244

Lease liabilities are reflected in the condensed consolidated interim balance sheets as follows:

	Jun. 30, 2023	Dec. 31, 2022
Current	$30,915	$16,156
Non-current	69,329	44,863
	$100,244	$61,019

Hudbay has entered into leases which expire between 2023 and 2037. The interest rates on leases which were capitalized have interest rates between 2.39% and 8.49%, per annum. The range of interest rates utilized for discounting varies depending mostly on the Hudbay entity acting as lessee and duration of the lease. For certain leases, Hudbay has the option to purchase the equipment and vehicles leased at the end of the terms of the leases. Hudbay's obligations under these leases are secured by the lessor's title to the leased assets. The present value of applicable lease payments has been recognized as an ROU asset, which was included as a non-cash addition to property, plant and equipment, and a corresponding amount as a lease liability.

There are no restrictions placed on Hudbay by entering into these leases.

The following outlines expenses recognized within the Company's condensed consolidated interim income statements, relating to leases for which a recognition exemption was applied.

	Three months ended June 30, 2023		Six months ended June 30, 2023
	2023	2022	2023	2022
Short-term leases	$1,170	$9,510	$2,345	$21,280
Low value leases	137	244	249	448
Variable leases	4,820	7,619	11,214	18,056
Total	$6,127	$17,373	$13,808	$39,784

Payments made for short-term, low value and variable leases would mostly be captured as expenses in the condensed consolidated interim income statements, however, certain amounts may be capitalized to PP&E for the Arizona segment during its development phase and certain amounts may be reported in inventories given the timing of sales. Variable payment leases include equipment used for heavy civil works at Constancia.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2023 and 2022

16. Long-term debt

Long-term debt is comprised of the following:

	Jun. 30, 2023	Dec. 31, 2022
Senior unsecured notes (a)	$1,189,342	$1,188,132
Senior secured revolving credit facilities (b)	36,359	(3,970)
Copper Mountain Bonds (c)	144,981	-
	1,370,682	1,184,162
Less: current portion	(144,981)	-
	$1,225,701	$1,184,162

(a) Senior unsecured notes

Balance, January 1, 2022	$1,185,805
Accretion of transaction costs and premiums	2,327
Balance, December 31, 2022	$1,188,132
Accretion of transaction costs and premiums	1,210
Balance, June 30, 2023	$1,189,342

As at June 30, 2023, $1,200,000 aggregate principal amount of senior notes were outstanding in two series: (i) a series of 4.50% senior notes due 2026 in an aggregate principal amount of $600,000 and (ii) a series of 6.125% senior notes due 2029 in an aggregate principal amount of $600,000.

The senior notes are guaranteed on a senior unsecured basis by substantially all of the Company's subsidiaries, other than HudBay (BVI) Inc. and certain excluded or unrestricted subsidiaries, which include the Company's subsidiaries that own an interest in the Copper Mountain mine, Copper World and Mason projects and any newly formed or acquired subsidiaries that primarily hold or may develop non-producing mineral assets that are in the pre-construction phase of development. Hudbay's revolving credit facilities are secured against substantially all of the Company's assets, other than those associated with the Copper Mountain mine and the Arizona business unit.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2023 and 2022

(b) Senior secured revolving credit facilities

Balance, January 1, 2022	$(5,531)
Accretion of transaction costs	1,761
Transaction costs	(200)
Balance, December 31, 2022 [1]	$(3,970)
Proceeds from drawdown	40,000
Accretion of transaction costs	714
Transaction costs	(385)
Balance, June 30, 2023	$36,359
[1] Balance, representing deferred transaction costs, is in an asset position.

During the first quarter of 2023, Hudbay drew $40,000 under its Canadian revolving credit facility, which remains outstanding as of June 30, 2023.

The Company may repay any borrowings under the revolving credit facility at any time without premium or penalty.

In connection with the Copper Mountain Transaction, our revolving credit facilities ("RCFs") were amended to allow Hudbay to designate the Copper Mountain Group of companies as Unrestricted Subsidiaries under the RCFs so that the debt, cash, interest and EBITDA are excluded from ratio calculations and the assets excluded from the RCF security package until the Copper Mountain bonds are repaid in full. In addition, the Net Debt to EBITDA covenant ratio was increased from 4:1 to 4.5:1 for the periods ending June 30 and September 30, 2023, to provide greater financial flexibility during the business integration period.

As at June 30, 2023, the Peru segment had nil in letters of credit issued under the Peru revolving credit facility to support its reclamation obligations and the Manitoba segment had $26,116 in letters of credit issued under the Canadian revolving credit facility to support its reclamation and pension obligations.

Surety bonds

The Arizona segment had $12,835 in surety bonds issued to support future reclamation and closure obligations. No cash collateral is required to be posted under these surety bonds.

The British Columbia segment had $15,909 in surety bonds issued to support future reclamation and closure obligations. There is also a financial guarantee bond for $3,875 with BC Hydro in relation to the BC Hydro transmission system at the Copper Mountain Mine. No cash collateral is required to be posted under these surety bonds.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2023 and 2022

Other letters of credit

The Peru segment had $118,049 in letters of credit issued with various Peruvian financial institutions to support future reclamation and other operating matters. No cash collateral is required to be posted under these letters of credit.

On August 22, 2022, Hudbay closed a C$130.0 million bilateral letter of credit facility ("LC Facility") with a major Canadian financial institution. As at June 30, 2023, the Manitoba segment had $58,023 in letters of credit issued under the LC Facility to support its reclamation and pension obligations.

(c) Copper Mountain Bonds

On April 9, 2021 Copper Mountain completed an offering of $250,000 of secured bonds ("the Bonds"). The Bonds mature on April 9, 2026 and bear interest at an annual rate of 8.0%, payable semi-annually on April 9 and October 9. Semi-annual principal installments in the amount of $5 million are payable on each interest payment date. As at June 30, 2023, the Company had $3,669 on deposit in a debt service account to satisfy the upcoming semi-annual principal installment and interest payment. The debt service account balance is presented as restricted cash within our condensed consolidated interim balance sheet.

The Bonds are secured by a general security agreement on the assets of Copper Mountain and a pledge of Copper Mountain's equity interest in the Copper Mountain mine, but do not benefit from any credit support from Hudbay or its other subsidiaries. The Company may redeem all or part of the principal amount of the outstanding Bonds at any time from October 2023, at redemption prices ranging from 104% to 100%, plus accrued and unpaid interest to the date of redemption. The prepayment options are not closely related to the host debt instrument and are separately accounted for as embedded derivatives. As at June 30, 2023, the value of the prepayment options was nil.

The Bonds also provide the bondholders with the right to put all or part of the principal amount of the outstanding Bonds to Copper Mountain at a price of 101%, plus accrued interest, following a change of control event. With the acquisition of Copper Mountain on June 20, 2023, the change of control event was triggered and all outstanding Bonds were available to be put to Copper Mountain within a predefined period of time immediately following the acquisition date. The Bonds are presented on the condensed consolidated interim balance sheet as the current portion of long-term debt as at June 30, 2023.

The change in control put option expired on July 17, 2023, at which time, $83,307 of the Bonds were put to Copper Mountain (note 26).

As at June 30, 2023, the Bonds have a principal amount outstanding of $143,000. Upon acquisition, the debt is recorded at its fair value as required as part of the accounting for the business combination with Copper Mountain. This fair value adjustment amortizes down to its historical cost over the duration of the facility (note 5).

The Bonds require the Copper Mountain to maintain: (a) a minimum cash amount of $10 million, on a subsidiary level, subject to the liquidity covenant step-up, as defined below; and (b) a minimum cash amount of CA$10 million at the Copper Mountain mine. The liquidity covenant step-up is defined as: in case that at the end of the quarter, the leverage ratio (defined as net debt to trailing twelve months adjusted EBITDA) exceeds 4.0:1.0, Copper Mountain shall maintain a minimum cash balance of an amount equal to (i) $25 million less (ii) an amount equal to the amount deposited in the debt service account. Cash held by Copper Mountain, in the amount of $28,883, with respect to these covenants can only be utilized for the business activities of Copper Mountain.

As at June 30, 2023, Hudbay is in compliance with our financial covenants under the Bonds.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2023 and 2022

17. Deferred revenue

Peru Stream Agreement

For the three and six months ended June 30, 2023, the drawdown rates for the Peru stream agreement for gold and silver were $820 and $15.26 per ounce, respectively (year ended December 31, 2022 - $734 and $14.95 per ounce, respectively).

777 Stream Agreement

As of September 30, 2022 all of 777's precious metals reserves and inventory levels have been depleted and we expect no further drawdown of deferred revenue.

As part of the streaming agreement for the 777 mine, Hudbay must repay, with precious metals credits, the stream deposit by August 1, 2052, the expiry date of the agreement. If the stream deposit is not fully repaid with precious metals credits from 777 production by the expiry date, a payment for the remaining amount will be due at the expiry date of the agreement. As the 777 mine has concluded all mining activities following the depletion of reserves and finalized the sales of produced concentrate, Hudbay concluded that the remaining stream deposit will not be repaid by means of precious metals credits from 777 production. The repayment amount is recorded as a Wheaton refund liability (note 13), which is and will be discounted at the 9.0% rate inherent in the original 777 stream agreement and accreted over the remaining term of the agreement.

The following table summarizes changes in deferred revenue:

Balance, January 1, 2022	$515,326
Amortization of deferred revenue
Liability drawdown	(72,229)
Variable consideration adjustments - prior periods	(959)
Accretion on streaming arrangements
Current year additions	28,718
Variable consideration adjustments - prior periods	(940)
Effects of changes in foreign exchange	(378)
Balance, December 31, 2022	$469,538
Amortization of deferred revenue (note 6a)
Liability drawdown	(29,147)
Variable consideration adjustments - prior periods	(4,885)
Accretion on streaming arrangements (note 6d)
Current year-to-date additions	13,193
Variable consideration adjustments - prior periods	(96)
Balance, June 30, 2023	$448,603

Consideration from the Company's stream agreement is considered variable. Gold and silver stream revenue can be subject to cumulative adjustments when the number of ounces to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2023 the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a current period variable adjustment was made for all prior period stream revenues since the stream agreement inception date. This variable consideration adjustment resulted in an increase in revenue of $4,885 and a decrease of finance expense of $96 for the six months ended June 30, 2023 (December 31, 2022 - increase in revenue of $959 and a decrease of finance expense of $940).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2023 and 2022

Deferred revenue is reflected in the condensed consolidated interim balance sheets as follows:

	Jun. 30, 2023	Dec. 31, 2022
Current	$88,460	$64,658
Non-current	360,143	404,880
	$448,603	$469,538

18. Environmental and other provisions

Reflected in the condensed consolidated interim balance sheets as follows:

Jun. 30, 2023	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other [1]	Total
Current (note 12)	$5,236	$7,016	$1,471	$916	$5,487	$20,126
Non-current	306,171	-	1,593	923	3,444	312,131
	$311,407	$7,016	$3,064	$1,839	$8,931	$332,257

Dec. 31, 2022	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other [1]	Total
Current (note 12)	$4,162	$6,872	$4,836	$1,736	$6,485	$24,091
Non-current	272,240	-	2,019	1,253	3,728	279,240
	$276,402	$6,872	$6,855	$2,989	$10,213	$303,331
[1] Relates primarily to restructuring costs and other non-capital provisions.

DRO are remeasured at each reporting date to reflect changes in discount rates, exchange rates, and timing and extent of cash outflows which can significantly affect the liabilities. This provision has been recorded based on estimates and assumptions that management believes are reasonable; however, actual decommissioning and restoration costs may differ from expectations.

During the six months ended June 30, 2023, the Company recorded a non-cash gain of $12,932 in the condensed consolidated interim income statements mainly related to a revaluation adjustment to the Flin Flon operation's environmental reclamation provision. The first half of 2023 was impacted by a decrease in implied inflation rates, partially offset by decreases in long term, risk-free discount rates based on changes in Canadian bond yields. Typically, an operating location will reflect any revaluation adjustments to the environmental reclamation provision against its reclamation assets. However, as the Flin Flon operations closed in June 2022, the corresponding Flin Flon assets have been fully depreciated and cannot be reduced below residual value resulting in the remaining impact being recorded as a gain in the condensed consolidated interim income statements.

As at June 30, 2023, decommissioning, restoration and similar liabilities have been discounted to their present value at rates ranging from 3.12% to 5.31% per annum (December 31, 2022 - 3.26% to 4.75%), using pre-tax, risk-free interest rates that reflect the estimated maturity of each specific liability.

During the second quarter of 2022, the Company recorded a non-cash gain of $140,533 in the condensed consolidated interim income statements mainly related to a revaluation adjustment to the Flin Flon operation's environmental reclamation provision. The first half of 2022 revaluation was substantially impacted by an increase in long term, risk-free discount rates based on changes in Canadian bond yields.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2023 and 2022

19. Income and mining taxes

The tax expense is applicable as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Current:
Income tax (recoveries) expense	$(1,089)	$7,477	$9,676	$12,954
Mining tax expense	425	3,220	6,782	8,198
Adjustments in respect of prior years	69	-	69	-
	(595)	10,697	16,527	21,152
Deferred:
Income tax recoveries - origination, revaluation and/or reversal of temporary differences	(14,998)	(21,463)	(18,720)	(11,862)
Mining tax (recoveries) expense - origination, revaluation and/or reversal of temporary difference	(70)	127	(2,069)	5,117
Adjustments in respect of prior years	(136)	-	436	-
	(15,204)	(21,336)	(20,353)	(6,745)
	$(15,799)	$(10,639)	$(3,826)	$14,407

Adjustments in respect of prior years refers to amounts changing due to the filing of tax returns and assessments from government authorities as well as any change identified that would result in a difference to our current or deferred tax balances as reported in the prior fiscal year end.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2023 and 2022

20. Share capital

(a) Preference shares:

Authorized: Unlimited preference shares without par value.

Issued and fully paid: Nil.

(b) Common shares:

Authorized: Unlimited common shares without par value.

Issued and fully paid:

	Six months ended Jun. 30, 2023		Year ended Dec. 31, 2022
	Common shares	Amount	Common shares	Amount
Balance, beginning of year	262,019,857	$1,780,774	261,598,312	$1,778,848
Exercise of options	38,558	165	421,545	1,926
Shares issued on acquisition of Copper Mountain, net of share issuance costs (note 5)	84,165,617	436,499	-	-
Balance, end of period	346,224,032	$2,217,438	262,019,857	$1,780,774

During the six months ended June 30, 2023, the Company declared a dividend of C$0.01 per share. The Company paid $1,908 in dividends on March 24, 2023 to shareholders of record as of March 7, 2023.

During the year ended December 31, 2022, the Company declared two semi-annual dividends of C$0.01 per share. The Company paid $2,075 and $1,972 in dividends on March 25, 2022 and September 23, 2022 to shareholders of record as of March 8, 2022 and September 2, 2022.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2023 and 2022

(c) Equity-settled share-based compensation - stock options:

The Company's stock option plan was approved in June 2005 and amended in May 2008 (the "Plan"). Under the amended Plan, the Company may grant to employees, officers, directors or consultants of the Company or its affiliates options to purchase up to a maximum of 13 million common shares of Hudbay. The Company has determined that the appropriate accounting treatment is to classify the stock options as equity settled transactions.

The following table outlines the changes in the number of stock options outstanding:

	Jun. 30, 2023		Dec. 31, 2022
	Number of shares subject to option	Weighted- average exercise price C$	Number of shares subject to option	Weighted average exercise price C$
Balance, beginning of year	1,528,760	$7.38	1,659,288	$5.71
Number of units granted	801,661	$6.75	602,614	$9.77
Exercised	(38,558)	$3.76	(421,545)	$3.80
Forfeited	(42,564)	$8.88	(311,597)	$7.94
Balance, end of period	2,249,299	$7.19	1,528,760	$7.38

No new options were granted during the second quarter of 2023.

The following table outlines stock options outstanding and exercisable:

Jun. 30, 2023
Range of exercise prices C$	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price C$	Number of options exercisable	Weighted average share price at exercise date C$
$3.76 - $4.82	600,113	3.7	$3.76	600,113	$3.76
$4.83 - $5.90	3,275	6.1	$5.89	1,091	$5.89
$5.91 - $6.75	796,421	6.7	$6.75	-	$-
$6.76 - $10.17	497,421	5.7	$9.77	178,341	$9.72
$10.18 - $10.42	352,069	4.7	$10.42	234,926	$10.42

Dec. 31, 2022
Range of exercise prices C$	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price C$	Number of options exercisable	Weighted average share price at exercise date C$
$3.76 - $3.92	644,983	4.2	$3.76	264,553	$3.76
$3.93 - $9.00	30,283	5.9	$6.92	9,194	$7.04
$9.01 - $9.92	487,005	6.2	$9.92	-	$-
$9.93 - $10.42	366,489	5.2	$10.42	122,628	$10.42

Hudbay estimates expected life of options and expected volatility based on historical data, which may differ from actual outcomes.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2023 and 2022

21. Earnings per share

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Weighted average common shares outstanding
Basic	272,228,447	261,887,203	267,157,797	261,788,780
Plus net incremental shares from:
Assumed conversion: stock options	-	363,792	-	468,823
Diluted weighted average common shares outstanding	272,228,447	262,250,995	267,157,797	262,257,603

For periods where Hudbay records a loss, Hudbay calculates diluted loss per share using the basic weighted average number of shares. If the diluted weighted average number of shares were used, the result would be a reduction in the loss, which would be anti-dilutive. For the three and six months ended June 30, 2023, Hudbay calculated diluted loss per share using 272,228,447 and 267,157,797 respectively (three and six months ended June 30, 2022 - 262,250,995 and 262,257,603).

For the three and six months ended June 30, 2023, the determination of the diluted weighted-average number of common shares excludes the impact of 257,941 and 274,398 weighted-average stock options outstanding that were anti-dilutive as the Company recorded a loss in the financial period.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2023 and 2022

22. Financial instruments

(a) Fair value and carrying value of financial instruments:

The following presents the fair value ("FV") and carrying value ("CV") of Hudbay's financial instruments and non-financial derivatives:

	Jun. 30, 2023		Dec. 31, 2022
	FV	CV	FV	CV
Financial assets at amortized cost
Cash and cash equivalents[1]	$179,734	$179,734	$225,665	$225,665
Reclamation bonds[1]	2,013	2,013	-	-
Restricted cash[1]	7,146	7,146	486	486
Fair value through profit or loss
Trade and other receivables 1, [2,3]	62,650	62,650	87,638	87,638
Non-hedge derivative assets [4]	14,618	14,618	577	577
Investments [5]	8,785	8,785	9,799	9,799
Total financial assets	$274,946	$274,946	$324,165	$324,165
Financial liabilities at amortized cost
Trade and other payables1, [2]	216,965	216,965	195,872	195,872
Deferred Rosemont acquisition consideration [8]	14,434	14,434	18,876	18,876
Agreements with communities [6]	39,557	44,172	35,870	42,493
Wheaton refund liability[10]	6,834	6,462	7,744	6,383
Senior unsecured notes [7]	1,111,422	1,189,342	1,094,988	1,188,132
Senior secured revolving credit facilities[12]	36,359	36,359	-	-
Copper Mountain Bonds[11]	144,981	144,981	-	-
Fair value through profit or loss
Gold prepayment liability [9]	69,935	69,935	71,208	71,208
Non-hedge derivative liabilities [4]	325	325	17,995	17,995
Total financial liabilities	$1,640,812	$1,722,975	$1,442,553	$1,540,959

1 Cash and cash equivalents, reclamation bonds, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

2 Excludes tax and other statutory amounts.

3 Trade and other receivables contain receivables including provisionally priced receivables classified as FVTPL and various other items at amortized cost. The fair value of provisionally priced receivables is determined using forward metals prices which is a level 2 valuation method.

4 Derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk.

5 All investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares.

6 These financial liabilities relate to agreements with communities near the Constancia project in Peru (note 13). Fair values have been determined using a discounted cash flow analysis based on expected cash flows and a credit adjusted discount rate.

7 Fair value of the senior unsecured notes (note 16) has been determined using the quoted market price at period end.

8 Discounted value based on a risk adjusted discount rate.

9 The gold prepayment liability (note 14) is designated as fair value through profit or loss under the fair value option. Gains and losses related to the Company's own credit risk have been recorded at fair value through other comprehensive income. The fair value adjustment recorded in other comprehensive income for the six months ended June 30, 2023 was a loss of $188 (year ended December 31, 2022 was a gain of $512).

10 Discounted value based on a market rate at inception of the applicable Wheaton contract for carrying value (note 17) and current market rate at period end for fair value.

11 Fair value of the bonds has been determined using the Hull-White model given the debt has a call feature.

12 Fair value of the senior secured revolving credit facility is equal to its carrying value as the drawn interest rate under the facility is comparable to current market rates.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2023 and 2022

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition as well as financial instruments not measured at fair value but for which a fair value is disclosed. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

-	Level 1:	Quoted prices in active markets for identical assets or liabilities;
-	Level 2:	Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and,
-	Level 3:	Valuation techniques use significant inputs that are not based on observable market data.

June 30, 2023	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Non-hedge derivatives	$-	$14,618	$-	$14,618
Investments	8,785	-	-	8,785
	$8,785	$14,618	$-	$23,403
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Non-hedge derivatives	$-	$325	$-	$325
Gold prepayment liability	-	69,935	-	69,935
Financial liabilities at amortized cost:
Agreements with communities	-	-	39,557	39,557
Wheaton refund liability	-	-	6,834	6,834
Senior secured revolving credit facilities	-	-	36,359	36,359
Senior unsecured notes	1,111,422	-	-	1,111,422
Copper Mountain Bonds	-	-	144,981	144,981
	$1,111,422	$70,260	$227,731	$1,409,413

December 31, 2022	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Non-hedge derivatives	$-	$577	$-	$577
Investments	9,799	-	-	9,799
	$9,799	$577	$-	$10,376
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Non-hedge derivatives	$-	$17,995	$-	$17,995
Gold prepayment liability	-	71,208	-	71,208
Financial liabilities at amortized cost:	-		-
Agreements with communities	-	-	35,870	35,870
Wheaton refund liability	-	-	7,744	7,744
Senior unsecured notes	1,094,988	-	-	1,094,988
	$1,094,988	$89,203	$43,614	$1,227,805

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2023 and 2022

The Company's policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the six months ended June 30, 2023 and year ended December 31, 2022, Hudbay did not make any such transfers.

Valuation techniques used for instruments categorized in Levels 2 and 3 are consistent with the year ended December 31, 2022, except as noted below.

The following additional valuation techniques are used for instruments categorized in Level 3:

- Copper Mountain Bonds (Level 3) - This liability has been fair valued using the Hull-White model given the debt has a call option feature.

- Senior secured revolving credit facilities (Level 3) - This liability has been fair valued using an applicable credit adjusted discount rate.

(b) Derivatives and hedging:

Copper fixed for floating swaps

Hudbay enters into copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As at June 30, 2023, Hudbay had 54.0 million pounds of net copper swaps outstanding at an effective average price of $3.93/lb and settling from July to September 2023. As at December 31, 2022, Hudbay had 89.7 million pounds of net copper swaps outstanding at an effective average price of $3.61/lb and settling from January to May 2023. The aggregate fair value of the transactions at June 30, 2023 was an asset of $8,433 (December 31, 2022 - a liability position of $17,269).

Zinc fixed for floating swaps

Hudbay enters into zinc fixed for floating swaps in order to manage the risk associated with provisional pricing terms in zinc concentrate sales agreements. As at June 30, 2023, Hudbay had 18.0 million pounds of net zinc swaps outstanding at an effective average price of $1.16/lb and settling from July to September 2023. As at December 31, 2022, Hudbay had 17.5 million pounds of net zinc swaps outstanding at an effective average price of $1.32/lb and settling from January to March 2023. The aggregate fair value of the transactions at June 30, 2023 was an asset of $1,383 (December 31, 2022 - a liability position of $149).

Copper costless collars

Hudbay entered into a zero-cost collar program in April 2023 for approximately 10% of copper production expected in the second half of 2023. The program entails a hedge for 15.9 million pounds of copper for six months starting in July 2023 and establishes a floor price of $3.95 per pound and a cap price of $4.28 per pound. Gains and losses resulting from the settlement of these derivatives are recorded directly to revenue, as the forward sales contracts do not qualify for hedge accounting, and the associated cash flows are classified in operating activities. As at June 30, 2023, 15.9 million pounds of copper collars were unsettled (December 31, 2022 - nil). The aggregate fair value of the position at June 30, 2023 was an asset of $4,477 (December 31, 2022 - nil).

Transactions involving derivatives are with large multi-national financial institutions that Hudbay believes to be credit worthy.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2023 and 2022

(c) Provisionally priced receivables

Changes in fair value of provisionally priced receivables

Hudbay records changes in fair value of provisionally priced receivables related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Changes in fair value of provisionally priced receivables are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked-to-market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenue for sales contracts and in inventory or cost of sales for purchase concentrate contracts. Cash flows related to changes in fair value of provisionally priced receivables are classified in operating activities.

As at June 30, 2023 and December 31, 2022, Hudbay's net position consisted of contracts awaiting final pricing are as indicated below:

Metal in		Sales awaiting final pricing		Average YTD price ($/unit)
concentrate	Unit	Jun. 30, 2023	Dec. 31, 2022	Jun. 30, 2023	Dec. 31, 2022
Copper	pounds (in thousands)	81,582	79,833	3.77	3.80
Gold	troy ounces	29,009	22,079	1,925	1,823
Silver	troy ounces	226,352	71,809	22.85	23.91
Zinc	pounds (in thousands)	18,917	18,145	1.08	1.35

The aggregate fair value of provisionally priced receivables within the copper and zinc concentrate at June 30, 2023, was a liability position of $9,236 (December 31, 2022 - an asset position of $20,285).

(d) Other financial liabilities

Gold prepayment liability

The gold prepayment liability (note 14) requires settlement by physical delivery of gold ounces or equivalent gold credits. The fair value of the financial liability at June 30, 2023 was a liability of $69,935 (December 31, 2022 - a liability of $71,208).

23. Commitments

Capital commitments

As at June 30, 2023, Hudbay had outstanding capital commitments in Manitoba of approximately $6,633 of which $4,213 can be terminated, approximately $28,276 in British Columbia, of which approximately $26,392 can be terminated, approximately $27,565 in Peru, all of which can be terminated, and approximately $42,661 in Arizona, primarily related to the Copper World Complex, of which approximately $7,180 can be terminated.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2023 and 2022

24. Supplementary cash flow information

(a) Other cash generated from/(used in) operating activities:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Amortization of community agreements	$1,624	$904	$3,234	$1,466
Share based compensation paid	-	-	(5,817)	(5,111)
Share based compensation and change of control payments made upon acquisition of Copper Mountain	(6,743)	-	(6,743)	-
Insurance recovery (6 c)	-	(5,698)	-	(5,698)
Other	1,566	(66)	913	(131)
	$(3,553)	$(4,860)	$(8,413)	$(9,474)

(b) Change in non-cash working capital:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Change in:
Trade and other receivables	$28,262	$85,431	$38,042	$106,146
Other financial assets/liabilities	(21,249)	(55,261)	(31,780)	(50,535)
Inventories	14,868	(2,672)	(4,422)	(21,395)
Prepaid expenses	7,006	1,198	7,772	885
Trade and other payables	(21,242)	10,413	(40,176)	(845)
Provisions and other liabilities	(38,966)	2,586	(15,086)	(6,307)
	$(31,321)	$41,695	$(45,650)	$27,949

(c) Non-cash transactions:

During the six months ended June 30, 2023 and 2022, Hudbay entered into the following non-cash investing and financing activities which are not reflected in the condensed consolidated interim statements of cash flows:

- Remeasurement of Hudbay's decommissioning and restoration liabilities led to a net increase in related property, plant and equipment assets of $27,151 (June 30, 2022 - a net decrease of $31,799), mainly related to changes to real discount rates associated with remeasurement of the liabilities.

- Property, plant and equipment included $4,708 (June 30, 2022 - $20,273) of capital additions related to the recognition of ROU assets. Property, plant and equipment and other assets include $2,707 of capital additions related to agreements with communities (June 30, 2022 - $1,653).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2023 and 2022

25. Segmented information

As at June 30, 2023, Hudbay has five reportable segments identified by the individual mining operations of Manitoba, Copper Mountain (British Columbia), Peru, as well as the Copper World project (Arizona) and Corporate and other activities. The acquisition of Copper Mountain was completed on June 20, 2023. However, Hudbay's second quarter 2023 loss was not materially affected by the acquisition as Copper Mountain had no revenues or corresponding cost of sales recorded during the 10 day stub period from the date of acquisition to the end of the second quarter. No results for the British Columbia segment are reflected in the prior period comparative figures. Corporate and other activities include the Company's exploration activities in Chile, Canada and the State of Nevada. These exploration entities are not individually significant, as they do not meet the minimum quantitative thresholds for standalone segment disclosure. Corporate and other activities are not considered a segment and are included as a reconciliation to total consolidated results.

Three Months Ended June 30, 2023
	Manitoba	British Columbia	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$94,033	$-	$218,133	$-	$-	$312,166
Cost of sales
Mine operating costs	57,396	-	143,207	-	-	200,603
Depreciation and amortization	21,330	-	67,340	-	-	88,670
Gross profit	15,307		7,586	-	-	22,893
Selling and administrative expenses	-	-	-	-	8,600	8,600
Exploration expenses	1,946	-	3,362	-	11	5,319
Other expenses	4,957	-	1,510	149	7,278	13,894
Re-evaluation adjustment - environmental provision	(4,692)	-	-	-	-	(4,692)
Results from operating activities	$13,096	$-	$2,714	$(149)	$(15,889)	$(228)
Net interest expense on long term debt						17,800
Accretion on streaming arrangements						6,596
Change in fair value of financial instruments						(87)
Other net finance costs						6,194
Loss before tax						(30,731)
Tax recovery						(15,799)
Loss for the period						$(14,932)

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2023 and 2022

Three months ended June 30, 2022
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$207,242	$208,212	$-	$-	$415,454
Cost of sales
Mine operating costs	138,104	100,531	-	-	238,635
Depreciation and amortization	39,494	47,811	-	-	87,305
Gross profit	29,644	59,870	-	-	89,514
Selling and administrative expenses	-	-	-	1,621	1,621
Exploration expenses	2,913	3,582	1,424	1,067	8,986
Other (income) expenses	(1,420)	1,387	(1,288)	18	(1,303)
Re-evaluation adjustment - environmental provision	(60,677)				(60,677)
Impairment - Arizona	-	-	94,956	-	94,956
Results from operating activities	$88,828	$54,901	$(95,092)	$(2,706)	$45,931
Net interest expense on long term debt					16,911
Accretion on streaming arrangements					7,357
Change in fair value of financial instruments					(6,418)
Other net finance costs					6,577
Profit before tax					21,504
Tax recovery					(10,639)
Profit for the period					$32,143

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2023 and 2022

Six Months Ended June 30, 2023
	Manitoba	British Columbia	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$202,450	$-	$404,935	$-	$-	$607,385
Cost of sales
Mine operating costs	127,294	-	234,593	-	-	361,887
Depreciation and amortization	46,792	-	109,300	-	-	156,092
Gross profit	28,364	-	61,042	-	-	89,406
Selling and administrative expenses	-	-	-	-	17,746	17,746
Exploration expenses	6,524	-	6,871	-	166	13,561
Other expenses	8,505	-	2,731	870	6,747	18,853
Re-evaluation adjustment - environmental provision	(12,932)	-	-	-	-	(12,932)
Results from operating activities	$26,267	$-	$51,440	$(870)	$(24,659)	$52,178
Net interest expense on long term debt						34,807
Accretion on streaming arrangements						13,097
Change in fair value of financial instruments						5,510
Other net finance costs						12,065
Loss before tax						(13,301)
Tax recovery						(3,826)
Loss for the period						$(9,475)

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2023 and 2022

Six months ended June 30, 2022
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$384,481	$409,592	$-	$-	$794,073
Cost of sales
Mine operating costs	253,011	197,884	-	-	450,895
Depreciation and amortization	72,223	96,173	-	-	168,396
Gross profit	59,247	115,535	-	-	174,782
Selling and administrative expenses	-	-	-	13,462	13,462
Exploration expenses	8,919	6,185	11,256	1,256	27,616
Other (income) expenses	(658)	3,038	5,296	69	7,745
Re-evaluation adjustment - environmental provision	(140,533)				(140,533)
Impairment - Arizona	-	-	94,956	-	94,956
Results from operating activities	$191,519	$106,312	$(111,508)	$(14,787)	$171,536
Net interest expense on long term debt					33,809
Accretion on streaming arrangements					12,193
Change in fair value of financial instruments					798
Other net finance costs					14,371
Profit before tax					110,365
Tax expense					14,407
Profit for the period					$95,958

June 30, 2023
	Manitoba	British Columbia	Peru	Arizona	Corporate and other activities	Total
Total assets	$692,094	$1,021,435	$2,436,712	$730,080	$361,819	$5,242,140
Total liabilities	391,044	448,556	920,866	29,477	1,343,251	3,133,194
Property, plant and equipment[1]	696,736	840,350	2,090,575	717,299	40,091	4,385,051
[1]Included in Corporate and Other activities is $27.4 million of property, plant and equipment that is located in Nevada.

December 31, 2022
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Total assets	$690,403	$2,532,750	$713,567	$389,223	$4,325,943
Total liabilities	427,107	974,184	36,131	1,316,712	2,754,134
Property, plant and equipment[1]	691,836	2,115,495	704,472	40,627	3,552,430

1Included in Corporate and Other activities is $27.4 million of property, plant and equipment that is located in Nevada.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2023 and 2022

26. Events after the reporting period

Acquisition of Rockcliff Metals Corp.

On June 19, 2023, Hudbay and Rockcliff Metals Corp. ("Rockcliff") entered into a definitive agreement pursuant to which Hudbay has agreed to acquire 100% of the issued and outstanding common shares of Rockcliff (the "Proposed Transaction").

Under the terms of the Proposed Transaction, Rockcliff shareholders will receive 0.006776 of a Hudbay common share for each Rockcliff common share held. The estimated value of the transaction excluding Rockcliff's cash, is approximately $13 million.

The Proposed Transaction will be implemented by way of a court-approved plan of arrangement under the Business Corporations Act (Ontario) and, in addition to court approval, is subject to customary closing conditions, including approval by Rockcliff shareholders and approval under the Competition Act (Canada). The Proposed Transaction is expected to close in the third quarter of 2023.

Copper Mountain Bonds

The Bonds, which were assumed as part of the Copper Mountain acquisition, provided the bondholders with the right to put all or part of the principal amount of the outstanding Bonds to Copper Mountain at a price equal to 101%, plus accrued interest, following a change of control event. With the acquisition of Copper Mountain on June 20, 2023, the change of control event was triggered and $83,307 of the Bonds were put to Copper Mountain on July 17, 2023. On July 19, 2023 Copper Mountain purchased $83,307 at 101% plus accrued interest applicable under these bonds for a total payment of $86,084.